Exhibit 99.1

Creative Global Technology Holdings Limited Announces

Fiscal 2025 First Half Financial Results

Hong Kong, September 29, 2025 – Creative Global Technology Holdings Limited (Nasdaq: CGTL) (the “Company”, “we”, “our”, “us” or “CGTL”), a company which recycles consumer electronic devices headquartered in Hong Kong, today announced its unaudited financial results for the six months ended March 31, 2025.

First Half Financial Results for Fiscal 2025 Compared to First Half Financial Results for Fiscal 2024

●	Revenues were $12.2 million for the six months ended March 31, 2025, a 40.4% decrease from $20.5 million for the six months ended March 31, 2024;

●	Gross profit was $1.5 million for the six months ended March 31, 2025, or 12.6% of revenues compared to $2.7 million, or 13.1% of revenues for the six months ended March 31, 2024;

●	Net loss was $15.3million for the six months ended March 31, 2025, compared to net income $1.5 million for the six months ended March 31, 2024;

●	Loss per basic and diluted share was $0.714 for the six months ended March 31, 2025 compared to Basic and diluted earnings per share $0.076 for the six months ended March 31, 2024; and

●	Cash and cash equivalents were $0.2 million as of March 31, 2025, a 50.2% decrease from $0.4 million as of September 30, 2024.

“I am pleased to report the operating and financial performance of our company for the six months ended March 31, 2025,” stated Ms. Siu, CEO of CGTL. “Despite persistent macroeconomic pressures, our recent financial results reflect the broader trends faced by businesses worldwide. Nevertheless, we remain committed to pursuing sustainable growth and long-term success.”

“As we navigate ongoing market uncertainty, we will continue to implement targeted initiatives aimed at cost optimization, operational efficiency, and customer diversification. We remain firmly committed to driving innovation, achieving operational excellence, and delivering long-term value for all our stakeholders.” Ms. Siu concluded.

Unaudited Financial Results for the Six Months Ended March 31, 2025 and 2024 all in US$

	2025	2024	Change	Change
Selected Consolidated Statements of Operations
Revenues	$12,248,499	$20,533,531	$(8,285,032)	(40.4)%
Cost of goods sold	(10,700,185)	(17,848,086)	7,147,901	(40.1)%
Gross profit	1,548,314	2,685,445	(1,137,131)	(42.3)%
Selling and marketing expenses	(15,429)	(16,502)	1,073	(6.5)%
General and administrative expenses	(885,228)	(772,714)	(112,514)	14.6%
Share-based compensation	(15,776,500)	-	(15,776,500)	-%
Total operating expenses	(16,677,157)	(789,216)	(15,887,941)	2,013.1%
Income (Loss) from operations	(15,128,843)	1,896,229	(17,025,072)	(897.8)%
Total other income (expenses), net	11,367	(2,398)	13,765	574.0%
Income (Loss) before provision for income taxes	(15,117,476)	1,893,831	(17,011,307)	(898.3)%
Provision for income taxes	(142,362)	(363,931)	221,569	(60.9)%
Net income (loss)	$(15,259,838)	$1,529,900	$(16,789,738)	(1,097.4)%

Revenues

(i) Revenue by sales category for the six months ended March 31, 2025 and 2024:

	2025		2024
Wholesale of pre-owned consumer electronic devices	$12,227,493	99.8%	$20,496,772	99.8%
Retail sales of pre-owned consumer electronic devices	21,006	0.2%	36,759	0.2%
	$12,248,499	100.0%	$20,533,531	100.0%

(ii) Revenue by product category for the six months ended March 31, 2025 and 2024:

	2025		2024
Smartphones	$4,925,821	40.2%	$15,440,391	75.2%
Tablets	804,128	6.6%	1,471,637	7.2%
Laptops and other	6,518,550	53.2%	3,621,503	17.6%
Total	$12,248,499	100.0%	$20,533,531	100.0%

For the six months ended March 31, 2025 and 2024, total revenue was US$12.2 million and US$20.5 million. The decrease was mainly due to the decrease in wholesale revenue from US$20.5 million in the six months ended March 31, 2024 to US$12.2 million in the six months ended March 31, 2025, as a result of weaker market demand and reduction in customer orders.

Smartphones

For the six months ended March 31, 2025 and 2024, revenue from smartphone sales was 40.2% and 75.2% of our total revenue respectively. The decrease was mainly due to the decrease in number of units sold from 38,074 to 13,896 while the average unit cost of sales decreased from US$351 to US$311, and the Company decreased the average unit selling price from US$406 to US$354 for the six months ended March 31, 2024 and 2025, respectively.

Tablets

For the six months ended March 31, 2025 and 2024, revenue from tablet sales was 6.6% and 7.2% of our total revenue respectively. The decrease was due to the Company decreasing the average unit selling price from US$123 to US$35 for the six months ended March 31, 2024 and 2025, respectively. This was partially offset by an increase in the number of units sold, which rose from 11,962 to 22,700. During the same periods, the average unit cost of sales also decreased, from US$112 to US$30.

Laptops and other

For the six months March 31, 2025 and 2024, revenue from laptops and other sales was 53.2% and 17.6% of our total revenue respectively. The increase was mainly due to a rise in the average selling price per unit, which increased from US$95 to US$205. This helped to offset a decrease in the number of units sold from 38,149 to 31,866. Over the same period, the average unit cost of sales also increased from US$82 to US$151.

Cost of Revenues and gross profit

Cost of revenues mainly consists of procurement cost of the pre-owned consumer electronic devices. For the six months ended March 31, 2025 and 2024, the cost of revenues was US$10.7 million and US$17.8 million, respectively.

Profit margin and gross profit was:

	Six Months Ended March 31, (in US$)
	2025		2024
	Gross Profit	Profit Margin	Gross Profit	Profit Margin
Smartphones	$528,541	10.7%	$2,063,281	13.4%
Tablets	116,024	14.4%	137,377	9.3%
Laptops and other	903,749	13.9%	484,787	13.4%
Total	$1,548,314	12.6%	$2,685,445	13.1%

Gross profit for the six months ended March 31, 2025 and 2024 was US$1.5 million and US$2.7 million, respectively, or 12.6% and 13.1%, respectively, of the revenue of the corresponding periods. The decrease of gross profit was mainly due to the decrease in smartphone sales during the six months ended March 31, 2025.

Selling and marketing expenses

For the six months ended March 31, 2025 and 2024, selling and marketing expenses were US$15,429 and US$16,502 respectively.

General and administrative expenses

General and administrative (“G&A”) expenses mainly include staff cost for G&A purposes. For the six months ended March 31, 2025 and 2024, G&A expenses were US$885,228 and US$772,714 respectively, the increase is mainly due to the increase of business and entertainment expenses for the Nasdaq bell-ringing ceremony during the six months ended March 31, 2025.

Share-based compensation

For the six months ended March 31, 2025 and 2024, Share-based compensation were US$15,776,500 and US$ 0 respectively. On January 17, 2025,the Company adopted a 2024 Stock Incentive Plan. Under the Plan, the maximum number of Ordinary Shares that may be issued pursuant to the awards was 4,287,500 Ordinary Shares. As of March 19, 2025, the Company had issued and granted a total of 4,287,500 Ordinary Shares under the Plan, with a total value of $15,776,500.

Other net income (expenses), net

Other net income mainly includes government grants, interest income and realized exchange gain (loss). For the six months ended March 31, 2025 and 2024, other income was US$11,367 and other expenses was US$2,398 respectively. The change is mainly due to a refund of US$10,000 from platform supplier for the six months ended March 31, 2025, compared to US$0 for the six months ended March 31, 2024

Net income (loss)

Our net loss for the six months ended March 31, 2025, was US$15.3 million, compared to net income US$1.5 million or the six months ended March 31, 2024. The decrease was mainly due to the decrease of sales and gross profit, and share-based compensation for the six months ended March 31, 2025.

Earnings (Loss) per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended March 31, 2025 was US$0.714, compared to Earnings per share of $0.076 for the comparable period of 2024.

Liquidity and Capital Resources

As of March 31, 2025, we had cash and cash equivalents of $0.2 million, compared to $0.4 million as of September 30, 2024. The decrease was primarily attributable to net cash used in operating activities of $4.8 million, and net cash inflows from IPO proceeds of $4.8 million.

As of March 31, 2025, our total current assets were $18.0 million, including $0.2 million in cash and cash equivalents, $3.4 million in prepayments, other receivables and other assets, and $14.3 million in inventory. Our current liabilities totaled $0.4 million, comprising primarily $0.2 million in tax payable and $0.2 million in in other payables and accrued liabilities. This resulted in working capital of $17.6 million and a current ratio of 45 to 1. The level of working capital is sufficient to support our near-term operational and financial obligations.

Our management believes the Company can effectively addresses its primary liquidity requirements through the use of cash reserves, operating cash flows, and access to short-term credit facilities.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended March 31, 2025, and 2024:

Operating Activities

During the six months ended March 31, 2025 and 2024, cash used in operating activities was primarily from revenue from the sale of pre-owned electronic device, whereas the cash outflows for our operating activities mainly comprised the purchase of preowned electronic device, shipping costs, staff costs and administrative expenses.

Our net cash used in operating activities is primarily from net income, as adjusted for items, such as depreciation and amortization, and effects of changes in operating assets and liabilities such as an increase or decrease in inventories, accounts receivables, prepayments and other receivables, tax payable, other payables and accruals, right-of-use of assets and lease obligations.

For the six months ended March 31, 2025, our net cash used in operating activities was $4.8 million compared to $1.3 million for the comparable period in 2024, an increase of $3.5 million. The increase was primarily driven by favorable changes in working capital, including a $10.5 million reduction in accounts receivable, which more than offset the impact of the increase in prepayments, other receivables and other current assets and inventory and lower net income during the period.

For the six months ended March 31, 2024, our net cash used in operating activities was US$1.3 million, which primarily reflected our net income of approximately US$1.5 million, mainly adjusted by increase in inventory and prepayments, other receivables and other current assets totaling US$2.7 million.

Investing Activities

Our cash flows used in investing activities consisted of the purchases of property, plant and equipment;

For the six months ended March 31, 2025, no cash was used for the purchase of property, plant and equipment.

For the six months ended March 31, 2024 net cash used in investing activities was US$27,384, for purchase property, plant and equipment.

Financing Activities

Our cash flows from financing activities consisted of (i) proceeds from the IPO; and (ii) payment for deferred offering cost..

For the six months ended March 31, 2025, net cash from financing activities was $4.6 million, due to the net effect of (i) Proceeds from IPO of $4.9 million; and (ii) payments of deferred offering cost of $0.3 million.

For the six months ended March 31, 2024, our cash flows used in financing activities primarily consists of payments for deferred offering expenses of US$211,182 for the six months ended March 31, 2024.

Capital Expenditures

The Company had capital expenditures of $0 and $27,384 for the six months ended March 31, 2025 and 2024, respectively. Our capital expenditures were for purchase of property and equipment. Management intends to fund future capital expenditures from working capital. The Company will continue to make capital expenditures as appropriate to support its business growth.

Recently Completed Initial Public Offering and Use of Proceeds

On November 26, 2024, the Company closed its initial public offering (“IPO”) of 1,437,500 ordinary shares at $4.00 per share. The net proceeds from the offering were approximately $4.6 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on The Nasdaq Capital Market on November 26, 2024, under the ticker symbol “CGTL”.

On January 17, 2025, the board of directors of the Company approved a 2024 Stock Incentive Plan. Under the Plan, the maximum number of Ordinary Shares that may be issued pursuant to the awards was 4,287,500 Ordinary Shares. As of March 19, 2025, the Company had issued and granted a total of 4,287,500 Ordinary Shares under the Plan.

On March 10,2025, the share capital of the Company is $2,000,000.00 divided into 1,900,000,000 Class A Ordinary Shares of par value $0.001 each and 100,000,000 Class B Ordinary Shares of par value $0.001 each. 8,500,000 authorized and issued and outstanding Ordinary Shares held by HSZ HOLDINGS LIMITED were redesignated into Class B Ordinary Shares and the remaining authorized but unissued 1,882,775,000 Ordinary Shares be and are redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 91,500,000 Ordinary Shares be and are redesignated into Class B Ordinary Shares on a one for one basis.

About Creative Global Technology Holdings Limited

Creative Global Technology Holdings Limited conducts our business through CGTHK, a Hong Kong-based company sourcing and reselling recycled consumer electronic devices. We embody the circular economy concept in our entire business process. For more information, please visit the Company’s website at https://ir.cgt-recycle.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Creative Global Technology Holdings Limited

Investor Relations

Tel: +852 26909121

Email:  ir@cgt-recycle.com